10 February 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 121,600 Reed Elsevier PLC ordinary shares at a price of 1171.7009p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 73,191,185 ordinary shares in treasury, and has 1,132,427,283 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 3,492,850 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 70,500 Reed Elsevier NV ordinary shares at a price of €22.1149 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 43,320,544 ordinary shares in treasury, and has 654,100,859 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 2,022,000 shares.